Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Executes Agreement to Purchase NSR Royalties for the Maggie Creek and Afgan Gold Properties, Nevada

Vancouver, British Columbia, February 23, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the execution of a purchase agreement (the "Agreement") for net smelter return (“NSR”) royalty interests on the Maggie Creek and Afgan gold properties from Golden Predator US Holding Corp. (“Golden Predator”), a wholly-owned subsidiary of Till Capital Ltd. ("TCL"). Golden Predator owns a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property, which is located north-northeast of Newmont Mining Corporation's ("Newmont") Gold Quarry open pit operations on the Carlin Trend, and a 1% NSR royalty on all minerals for the Afgan property, which occurs on the Battle Mountain-Eureka Trend. The addition of these two royalty assets will strengthen EMX's growing Nevada gold portfolio that includes the Leeville royalty property on the Northern Carlin Trend, as well as the Maggie Creek South royalty property located south-southeast of Gold Quarry (please see attached North Central Nevada location map).

Commercial Terms Overview. A summary of the Agreement's commercial terms includes:

•	Purchase by EMX of Golden Predator’s NSR royalties covering the Maggie Creek (2% NSR on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) properties;
•	Issuance by EMX of 250,000 EMX shares to TCL as consideration for the purchase; and
•	Approval by the TSX Venture and NYSE MKT exchanges as a condition precedent to closing the transaction.

Royalty Asset Overview. Maggie Creek and Afgan are sediment-hosted gold royalty assets occurring within Nevada's prolific Carlin and Battle Mountain-Eureka Trends, respectively. Both properties have significant upside potential as demonstrated by historic drilling and surface exploration assessments.

Maggie Creek. The Maggie Creek royalty property is located 14.5 kilometers (9 miles) northwest of Carlin, Nevada, and approximately two kilometers (~1.2 miles) north-northeast of Newmont's Gold Quarry mining operations (please see attached Maggie Creek District location map). The project is covered by 102 unpatented lode mining claims controlled by Renaissance Gold Inc. ("Renaissance")1. Maggie Creek occurs along the northeast projection of the Gold Quarry fault zone, which is an important mineralizing control at the Gold Quarry mine. Exploration has been conducted by companies that include Wolfpack Gold, Newmont, Barrick, Western States, Teck, Cordex, and Freeport. Most of the historic drilling consisted of shallow, vertical holes that did not thoroughly test Carlin-type targets in the "upper plate" or "lower plate" rocks of the Roberts Mountain Allocthon. Notably, a window of favorable lower plate carbonate rocks is exposed in the Maggie Creek claim block just north of Newmont's Rainbow deposit (described in NBMG Bulletin 111, 2002). Moderate to strong Carlin-type hydrothermal alteration (silicification, argillization, and decalcification) extends north from Rainbow onto the Maggie Creek land position.

The proposed acquisition of Golden Predator's Maggie Creek royalty complements EMX's existing Maggie Creek South 3% NSR royalty property which occurs approximately 1.5 kilometers (~1 mile) south-southeast of Gold Quarry, and covers about 5.2 square kilometers (2 square miles). Maggie Creek South occurs on the southeast projection of the Good Hope fault trend, which has an alignment of deposits along its length including Mike, Tusc, Mac, and Gold Quarry, as well as the down-dip projection of favorable host rocks. Taken together, the Maggie Creek and Maggie Creek South royalty properties cover approximately 12.5 square kilometers (4.8 square miles) of prospective ground in a world-class gold mining district.

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Afgan. The Afgan royalty property is located about 40 kilometers (25 miles) northwest of Eureka, Nevada. The Afgan claim block consists of 73 unpatented lode mining claims controlled by McEwen Mining Inc.2 The property hosts a semi-continuous, 1,050 by 450 meter (~3,500 by 1,500 feet), north-northwest oriented zone of oxide gold mineralization delineated by historic drilling programs. The mineralization occurs along the contact of thinly bedded siltstones of the Webb Formation with the underlying Devils Gate Limestone.

The Afgan property has an historic resource estimate at a cut-off grade of 0.006 oz/ton gold comprised of 3.206 million indicated tons averaging 0.021 oz/ton gold, and 3.972 million inferred tons averaging 0.014 oz/ton gold as reported by Mine Development Associates ("MDA") of Reno, Nevada (see previous owner NV Gold Corporation's SEDAR filed technical report with an effective date of May 9, 2011, and prepared by MDA's independent Qualified Person Michael M. Gustin, P.Geo.). MDA's historic resource estimate utilized inverse distance estimation constrained within interpreted mineral domains. The historic resource is not constrained by an open pit. EMX has not completed sufficient work to verify the MDA historic resource estimate and is not treating it as a current resource. The historic estimate should not be relied upon until it can be confirmed. However, the historic resource is considered relevant to provide context for the gold mineralization at Afgan. Additional work to verify the historic resource would include review of new exploration information, re-examination of the cut-off grade using a current metal price, and constraining the resource within an open pit shell configuration. The historic resource is contained within the Afgan claim block, and as noted in MDA's technical report, is open for expansion.

1See Renaissance Gold's web site at www.rengold.com and September 14, 2015 news release.

2 See previous owner NV Gold Corporation's February 1, 2016 news release.

Comments on Adjacent Properties. Gold Quarry and other deposits of the district provide context for the Maggie Creek and Maggie Creek South royalty properties, which occur in a similar geologic setting. However, this is not necessarily indicative that Maggie Creek or Maggie Creek South host mineralization with similar tonnages or grades.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	2
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2015 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2014 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	3
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

North Central Nevada, USA

NEVADA
Carlin
Trend
Leeville
Maggie Creek
Maggie Creek
(South)
Carlin
Battle
Mountain
-
Eureka
Trend
NP Placers
Afgan
Eureka
N
W
E
S
0
50 km
EMX Royalty Property
EMX Available Property
EMX Partnered Property
Gold Mines
Gold Deposits & Occurrences
Feb 2016
Eurasian Minerals
Deposits & Occurrences Source: Davis et al., 2006, "Gold and Silver Resources in Nevada", NBMG Map 149.
Gold Mines: NBMG, 2014, Open File Report 14-1.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	4
Tel: (604) 688-6390 Fax: (604) 688-1157
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Maggie Creek District, Carlin Trend, Nevada

Royalty property boundaries are approximate & schematic. Actual location of royalty property outlines may vary from what is depicted.
Data registration is approximate, and map is provided for general reference purposes only.
Feb 2016
Eurasian Minerals
Maggie Creek
2% NSR
Soap Creek fault
Independence fault
Copper King fault
Mike
Tusc
Rainbow
Gold Quarry Fault
Good Hope Fault
Mac
Gold Quarry
Crusher fault
Maggie Creek South
3% NSR
Interpreted fault from lineament
N
W
E
S
0
2 km
Geology from Norby, J.W., 2002, "Geology of the Maggie Creek District", NBMG Bulletin 111 & from company geologic map compilations.
Open pit and Au mineralization outlines from Rhys et al. (2015).
MINES & DEPOSITS
Open Pit Outlines
> 0.01 oz/ton Au mineralization surface projection
GEOLOGY
Quaternary
Surface mine facilities
Alluvial,landslides,colluvium
Tertiary
Dacite intrusions and dikes
Carlin Formation
Devonian-Ordovician
Western siliceous assemblage
Devonian
Popovich Formation
Marys Mountain sequence
Rodeo Creek unit
Devonian-Silurian
Roberts Mountains Formation
Silurian-Ordovician
Hanson Creek Formation

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	5
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com